                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           WYNDHAM INTERNATIONAL, INC.
                           ---------------------------
               (Exact name of registrant as specified in charter)


  DELAWARE                                                    94-2878485
------------                                                 -------------
(State or other jurisdiction                                (IRS employer
     of incorporation)                                    identification no.)


    1950 STEMMONS FREEWAY, SUITE 6001, DALLAS, TEXAS            75207
    ------------------------------------------------         -----------
       (Address of principal executive offices)               (Zip code)


Securities to be registered pursuant to Section 12(b) of the Act:

                                                   Name of each exchange
       Title of each class                         on which each class is
       to be so registered                         to be registered
       -------------------                         -----------------------

   PREFERRED STOCK PURCHASE RIGHTS                 NEW YORK STOCK EXCHANGE


Securities to be registered pursuant to Section 12(g) of the Act:


                                      NONE
                                      ----
                                (Title of Class)

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         The Board of Directors of Wyndham International, Inc. (the "Company") has approved a Shareholder Rights Agreement (the "Rights Agreement") dated as of June 29, 1999. The following description of the terms of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached hereto as an exhibit and is incorporated herein by reference.

         Pursuant to the terms of the Rights Agreement, the Board of Directors authorized the issuance and distribution of one Preferred Stock Purchase Right (a "Right") for each outstanding share of Class A Common Stock of the Company and Class B Common Stock of the Company (collectively, the "Common Stock") and a number of Rights equal to the number of shares of Common Stock that would be issuable upon conversion by the holder of each share of the Company's Series A Convertible Preferred Stock and of the Company's Series B Convertible Preferred Stock (collectively, the "Convertible Preferred Stock"), to shareholders of record as of the close of business on July 9, 1999 (the "Record Date"). In addition, one Right will automatically attach to each share of Common Stock and each share of Convertible Preferred Stock issued between the Record Date and the Distribution Date (as hereinafter defined). Each Right entitles the registered holder thereof to purchase from the Company a unit consisting of one one-thousandth of a share (a "Unit") of Series C Junior Participating Cumulative Preferred Stock, par value $0.01 per share (the "Preferred Stock"), at a cash exercise price of $35.00 per Unit (the "Exercise Price"), subject to adjustment.

         Initially, the Rights will not be exercisable and will be attached to and trade with all shares of Common Stock and all shares of Convertible Preferred Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and the Convertible Preferred Stock and will become exercisable upon the earlier of (i) the close of business on the tenth business day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock (an "Acquiring Person") (the date of said announcement being referred to as the "Stock Acquisition Date") or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result upon its consummation in a person or group becoming the beneficial owner of 10% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the "Distribution Date").

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and Convertible Preferred Stock certificates and will be transferred with and only with such Common Stock certificates and Convertible Preferred Stock certificates, (b) new Common Stock certificates and Convertible Preferred Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common

Stock or Convertible Preferred Stock will also constitute the transfer of the Rights associated with the Common Stock or Convertible Preferred Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on June 30, 2008 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock and holders of record of Convertible Preferred Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock or Convertible Preferred Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or their associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of Class A Common Stock or other consideration having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company's assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

         At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option (which, in the event of a change in control or a possible change in control, must include approval by a majority of the Class A and C Directors), exchange all or any part of the then outstanding and exercisable Rights for shares of Class A Common Stock or Units of Preferred Stock at an exchange ratio specified in the Rights Agreement. Notwithstanding the foregoing, the Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of the Common Stock of the Company.

         The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of one whole share of Class A Common Stock of the Company on the last trading date prior to the date of exercise.

         The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Class A Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors (which, in the event of a change in control or a possible change in control, must include approval by a majority of the Class A and C Directors) only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         The Rights Agreement may be amended by the Board of Directors in its sole discretion (which, in the event of a change in control or a possible change in control, must include approval by a majority of the Class A and C Directors) until the time at which any person becomes an Acquiring Person. After such time the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or their associates or affiliates).

         Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as an existing shareholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units, other securities of the Company, other consideration or for common stock of an acquiring company.

         The certificate of vote of directors establishing the Preferred Stock and the form of Right Certificate are attached as Exhibits A and B, respectively, to the Rights Agreement (which is included as an exhibit to this Form 8-A). The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is incorporated herein by reference.

ITEM 2 - EXHIBITS.


3.1    Certificate of Designations of Preferred Stock of Wyndham International,
       Inc. classifying and designating the Series C Junior Participating
       Cumulative Preferred Stock.

4.1    Shareholder Rights Agreement, dated as of June 29, 1999, between Wyndham
       International, Inc. and American Stock Transfer and Trust Company, as
       Rights Agent.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                         WYNDHAM INTERNATIONAL, INC.



Date: JUNE 29, 1999                      By:  /s/  CARLA S. MORELAND
      -------------                           ----------------------
                                              Name:  Carla S. Moreland
                                              Title: General Counsel and
                                                     Secretary

                                  EXHIBIT INDEX



EXHIBIT NO.                      DESCRIPTION
-----------                      -----------

3.1    Certificate of Designations of Preferred Stock of Wyndham International,
       Inc. classifying and designating the Series C Junior Participating
       Cumulative Preferred Stock.

4.1    Shareholder Rights Agreement, dated as of June 29, 1999, between Wyndham
       International, Inc. and American Stock Transfer and Trust Company, as
       Rights Agent.
